FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 6, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic signs casino deal with Gala Coral

Agreement provides CryptoLogic’s top slot games to one of Europe’s premier gaming operators

April 6, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, has signed a multi-year deal to provide at least 10 of its most popular online slot games to Gala Coral - a large UK-based gaming company that operates four of Europe’s most popular online gaming sites.

The first games are scheduled to go live on Coral.co.uk, Eurobet.com, Galacasino.co.uk and galabingo.com in the second quarter of 2009, with a complete roll-out of the full 10-game suite over the coming months.

“CryptoLogic’s strategy to focus on its Internet casino and branded gaming businesses is paying off with a steady stream of new customers — including top gaming operators such as Gala Coral,” said Brian Hadfield, CryptoLogic’s President and CEO.

“Players consistently mention that CryptoLogic has the world’s best Internet casino software and it’s exciting to see that major operators share their confidence in our games. The result is another deal that will enhance CryptoLogic’s top- and bottom-line results in 2009 and beyond.”

Gala Coral has built a significant betting and gaming business in Europe and is the only gambling company in the UK with significant businesses in the bookmaking, bingo and casino markets, both on the high street and online. The company employs over 19,000 people across its three trading divisions, making it the top betting and gambling operation in Europe.

“CryptoLogic has some of the world’s leading branded slot games, so partnering with them makes perfect sense,” said Joe Coughlin, Gala Coral’s Head of New Product Development. “Together, we will ensure that customers playing on our websites will continue to enjoy the finest entertainment and gambling experience.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“The combination of CryptoLogic’s top-notch slot games and Gala Coral’s experience in online betting and gaming make this partnership a natural fit,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Gala Coral (www.galacoral.co.uk)

Gala Coral is the only gambling company in the UK with significant businesses in the bookmaking, bingo and casino markets, both on the high street and online. The Group employs over 19,000 people across its three trading divisions. In addition, the company has a growing international business which not only includes the online Eurobet brand, but also has a newly established land-based betting shop business in Italy. The company is proud to be the first gambling company to have received full GamCare accreditation across all its UK divisions.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.